JUMPtec®
... always a Jump ahead!

02 AUG -2 AM 10: 14

JUMPtec® *Industrielle Computertechnik AG • Brunnwiesenstr. 16 • D-94469 Deggendorf*

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

02049720

SUPPL

July 26, 2002
MSa

Re: ***JUMPtec AG File No. 82-4989***

Dear Sirs,

enclosed are copies of JUMPtec AG ad hoc release dated July 26, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2) b under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information submitted in our original submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us.

Very truly yours,

JUMPtec®
Industrielle Computertechnik AG

i. A. Margot Saller
Assistant to the CEO

PROCESSED
SEP 12 2002
P
THOMSON
FINANCIAL

Enclosures

dlw 9/10

Address:
JUMPtec® Industrielle Computertechnik AG
Brunnwiesenstr. 16 · D-94469 Deggendorf
Phone: +49 (0) 9 91/3 70 24-0 · **Fax:** 3 12 75
E-Mail: sales@jumptec.de
Homepage: http://www.jumptec.de

Management:
Heinz Iglhaut
Johann Mühlbauer
Marc F. Brown
Chairman of the Board:
Dr. Jens Neiser

Bank Account:
Volksbank Deggendorf
Bank code no.: 741 900 00, Acc.no.: 4 44 66 (€)
Bayerische Hypo- und Vereinsbank Deggendorf
Bank code no.: 741 200 71
Acc.no.: 6 46 73 77 (€); Acc.no.: 8 74 12 70 86 (US$)

TÜV CERT
DIN ISO 9001

JUMPtec
... always a Jump ahead!

- COPY -

JUMPtec® *Industrielle Computertechnik AG • Brunnwiesenstr. 16 • D-94469 Deggendorf*

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

July 26, 2002
MSa

***Re:* JUMPtec AG File No. 82-4989**

Dear Sirs,

enclosed are copies of JUMPtec AG ad hoc release dated July 26, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2) b under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information submitted in our original submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us.

Very truly yours,

JUMP*tec*®
Industrielle Computertechnik AG

i. A. Margot Saller
Assistant to the CEO

Enclosures

Address:
JUMP*tec*® Industrielle Computertechnik AG
Brunnwiesenstr. 16 • D-94469 Deggendorf
Phone: +49 (0) 9 91/3 70 24-0 • **Fax:** 3 12 75
E-Mail: sales@jumptec.de

Management:
Heinz Iglhaut
Johann Mühlbauer
Marc F. Brown
Chairman of the Board:
Dr. Jens Neiser

Bank Account:
Volksbank Deggendorf
Bank code no.: 741 900 00, Acc.no.: 4 44 66 (€)
Bayerische Hypo- und Vereinsbank Deggendorf
Bank code no.: 741 200 71
Acc.no.: 6 46 73 77 (€); Acc.no.: 8 74 12 70 86 (US$)

TÜV CERT DIN ISO 9001

Ad hoc release

JUMPtec Industrielle Computertechnik AG, Deggendorf:
- Second-quarter sales rise by 2% vs. Q1/2002
- Growth rate in first half-year sales reaches 7,3% vs. previous year
- Outlook on FY 2002 reduced

Deggendorf, July 26, 2002 - JUMPtec Industrielle Computertechnik AG has reached app. EUR 21.3 million sales in the second quarter 2002 and has thus achieved 2% growth as compared to Q1 2002 sales. With sales of app. EUR 42.2 million (previous year: EUR 39.3 million), in the first half-year JUMPtec reached a sales growth rate of app. 7.3% vs. previous year's period.

Thus JUMPtec could positively separate from the general negative market trend as a result of its solid growth. However the growth rate did not satisfy the primary expectations. The board now expects a growth rate between 10% and 20% depending on the lasting unfavorable market trend, which is expected to increase significantly in FY 2003 as the economic situation will improve.

Detailed financials of the second quarter 2002 will be published on August 30, 2002.

Press contact: ir@jumptec.de